UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 October 2020

Release Number	19/20

BHP OPERATIONAL REVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2020

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

•	We continue to safely operate through the COVID-19 pandemic and deliver strong outcomes.

•	Group copper equivalent production increased by 2% in the September 2020 quarter following strong performances in metallurgical coal and iron ore, with record production achieved at Jimblebar.

•

All production and unit cost guidance (based on exchange rates of AUD/USD 0.70 and USD/CLP 769) remains unchanged for the 2021 financial year, except for Cerrejón production guidance which is under review due to an ongoing strike.

•

Our major projects under development in petroleum, copper and iron ore are tracking well. Atlantis Phase 3 achieved first production in July 2020, ahead of schedule and on budget. First production from the Spence Growth Option is expected between December 2020 and March 2021. The Jansen Stage 1 project remains on track for final investment decision in the middle of the 2021 calendar year. As a result of COVID-19 delays and the earlier challenges encountered on lining the shafts, we have approved incremental funding for completion of the current shaft lining project.

•

In petroleum, we have agreed to acquire an additional 28% interest in Shenzi, a tier one asset with optionality, at an attractive price. This transaction is consistent with our strategy of targeting counter-cyclical acquisitions in high-quality producing or near producing assets.

•

In copper exploration, the third phase of the drilling program at Oak Dam in South Australia delivered encouraging results, with further high grade mineralised intercepts of copper, with associated gold, uranium and silver confirmed. The project will now move to planning for early stage design evaluation and commencement of resource definition drilling in the first half of the 2021 calendar year.

Production	Sep YTD20 (vs Sep YTD19)	Sep Q20 (vs Jun Q20)	Sep Q20 vs Jun Q20 commentary
Petroleum (MMboe)	27 (9%)	27 1%	Increased volumes due to first production from Atlantis Phase 3 and higher seasonal demand at Bass Strait, partially offset by lower volumes at Shenzi due to planned maintenance, the impact of Tropical Storm Laura in the Gulf of Mexico and weather impacts at North West Shelf.
Copper (kt)	413 (4%)	413 0%	Strong concentrator throughput at Escondida, higher production at Olympic Dam due to strong smelter performance and recovery of production at Antamina following a six-week COVID-19 related stoppage in June 2020 quarter, offset by lower cathode production at Escondida due to COVID-19 impacts and Pampa Norte due to planned maintenance at Spence.
Iron ore (Mt)	66 8%	66 (1%)	Record quarterly production at Jimblebar and strong supply chain performance, offset by the impact from planned major car dumper maintenance.
Metallurgical coal (Mt)	10 4%	10 (17%)	Record truck and shovel stripping performance more than offset by the impact of significant planned wash plant maintenance activities.
Energy coal (Mt)	5 (17%)	5 (18%)	Sustained strong truck productivity at NSWEC offset by the impact of mining higher strip ratio areas, as expected. Increased volumes at Cerrejón following a temporary shutdown in response to COVID-19 in the previous quarter.
Nickel (kt)	22 3%	22 (7%)	Lower production due to planned annual maintenance at the Kwinana refinery and Kalgoorlie smelter.

BHP Operational Review for the quarter ended 30 September 2020	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP has started the new financial year with a strong first quarter of safety and production performance. Group production rose two per cent from a year ago driven by solid results in metallurgical coal and iron ore, our major growth projects made good progress, and we secured more options in copper, nickel and oil.

While our copper operations in South America continue to be impacted by COVID-19 preventative measures, we achieved strong concentrator throughput at Escondida and expect first production from the Spence Growth Option before the end of March 2021. In Australia, Olympic Dam delivered its best quarterly production in the past five years and we are on track for first production from South Flank in the middle of the 2021 calendar year.

In petroleum, we have entered an agreement to increase our interest in the tier one Shenzi asset while delivering first production from Atlantis Phase 3 ahead of schedule and within budget. In copper, we secured an option agreement in the Northern Territory in Australia and saw further promising exploration results from Oak Dam. We bolstered our nickel options with an exploration alliance in Canada and completion of the Honeymoon Well acquisition.

With a period of uncertainty to navigate, our efforts to be safer, more reliable and lower cost are as important as ever. We are alive to the challenges ahead but we look forward with confidence in our people and our strategy.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

Production	Sep Q20	Sep Q20 vs Sep Q19	Sep Q20 vs Jun Q20	Previous FY21 guidance	Current FY21 guidance
Petroleum (MMboe)	27	(9%)	1%	95 - 102	95 - 102	Unchanged
Copper (kt)	413	(4%)	0%	1,480 - 1,645	1,480 - 1,645
Escondida (kt)	285	(3%)	(3%)	940 - 1,030	940 - 1,030	Unchanged
Pampa Norte (kt)	43	(33%)	(22%)	240 - 270	240 - 270	Unchanged
Olympic Dam (kt)	52	47%	8%	180 - 205	180 - 205	Unchanged
Antamina (kt)	35	(8%)	94%	120 - 140	120 - 140	Unchanged
Iron ore (Mt)	66	8%	(1%)	244 - 253	244 - 253
WAIO (100% basis) (Mt)	74	7%	(2%)	276 - 286	276 - 286	Unchanged
Metallurgical coal (Mt)	10	4%	(17%)	40 - 44	40 - 44
Queensland Coal (100% basis) (Mt)	17	5%	(18%)	71 - 77	71 - 77	Unchanged
Energy coal (Mt)	5	(17%)	(18%)	22 - 24	Under review
NSWEC (Mt)	4	1%	(26%)	15 - 17	15 - 17	Unchanged
Cerrejón (Mt)	1	(49%)	35%	~7	Under review
Nickel (kt)	22	3%	(7%)	85 - 95	85 - 95	Unchanged

Major development projects

During the September 2020 quarter, Atlantis Phase 3 achieved first production ahead of schedule and on budget. Given this, the progress of Atlantis Phase 3 will not be reported in future Operational Reviews.

The Jansen Stage 1 project in Canada is expected to be presented to the BHP Board for Final Investment Decision in the middle of the 2021 calendar year. As a consequence of the challenges encountered earlier with placement of the shaft lining and then the more recent impacts from our COVID-19 response plan, the Board has approved additional funding of US$272 million for the completion of the shafts, resulting in a total budget of US$3.0 billion (previously US$2.7 billion). Jansen Stage 1 remains well positioned with attractive medium to longer-term commodity fundamentals, and is set to be a high-margin, low-cost, long-life asset, with multiple, basin-wide, expansion

BHP Operational Review for the quarter ended 30 September 2020	2

opportunities. As always, we will be disciplined about our entry into the market and it must pass our strict Capital Allocation Framework tests.

At the end of the September 2020 quarter, BHP had five major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$10.9 billion over the life of the projects.

Corporate update

On 10 September 2020, BHP released its Climate Change Report, which provided an update on its progress on climate action, new climate commitments, and how it integrates climate change into corporate strategy and portfolio decisions.

Over the last month BHP has reduced gross debt by a total of US$2.9 billion. On 17 September 2020, BHP successfully concluded its US$1.9 billion multi-currency hybrid repurchase program. The program was funded from surplus cash, and will reduce future interest costs while also reducing the Group’s gross debt balance. The hybrid repurchase program was strongly value accretive due to the reduction in interest costs associated with the hybrids being higher than the premium paid to acquire the hybrids over par value. This premium over par value generated an upfront accounting loss of approximately US$250 million (pre-tax), which will be reported in net finance costs in the December 2020 half year. On 19 October 2020, BHP redeemed the US$1.0 billion of 6.250 per cent hybrid notes at par on their first call date, also using surplus cash. BHP remains in a strong liquidity position.

On 25 September 2020, BHP exercised the first, one-year extension option under the Group’s US$5.5 billion revolving credit facility, which has extended the maturity date of the facility to 10 October 2025 at no additional cost.

On 13 October 2020, BHP and the First Nations Heritage Protection Alliance announced they have jointly agreed a path forward to enhance the influence and voice of Traditional Owners in relation to heritage protection.

Good progress is continuing to be made with 12th Federal Court of Belo Horizonte in Brazil which is seeking to expedite the remediation process related to the Fundão dam failure, with recent judicial decisions regarding financial assistance and compensation of impacted persons, as well as oversight of other reparation programs. On 30 September 2020, the Federal and the Minas Gerais State Public Prosecutors’ Offices and the Federal, the Minas Gerais and the Espírito Santo State Public Defenders’ Offices filed a request to the 12th Federal Court of Belo Horizonte for immediate resumption of the public civil action filed in 2016. This claim had been suspended under a Governance Agreement ratified on 8 August 2018, in which BHP Brasil, Samarco and Vale established a process to renegotiate the environmental and socio-economic programs over two years to progress settlement of the R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim. BHP, Samarco and Vale consider the resumption request without merit, given that there was no default of obligations under the Governance Agreement. BHP, Samarco and Vale remain committed to supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco tragedy.

BHP Operational Review for the quarter ended 30 September 2020	3

Petroleum

Production

	Sep Q20	Sep Q20 vs Sep Q19	Sep Q20 vs Jun Q20
Crude oil, condensate and natural gas liquids (MMboe)	12	(8%)	1%
Natural gas (bcf)	91	(9%)	1%
Total petroleum production (MMboe)	27	(9%)	1%

Petroleum – Total petroleum production decreased by nine per cent to 27 MMboe.

Crude oil, condensate and natural gas liquids production declined by eight per cent to 12 MMboe. This reflects natural field decline across the portfolio and the impacts of tie-in and commissioning activities at Atlantis, which was partially offset with the earlier than scheduled achievement of first production from the Phase 3 project.

Natural gas production decreased by nine per cent to 91 bcf, reflecting a decrease in tax barrels at Trinidad and Tobago in accordance with the terms of our Production Sharing Contract, end-of-field life at Minerva in the September 2019 quarter, lower domestic gas sales at Bass Strait and North West Shelf and natural field decline across the portfolio. This decline was partially offset by higher domestic gas sales at Macedon.

Production in the December 2020 quarter is expected to reflect tie-in activity for the Trinidad and Tobago Ruby project and impacts from Hurricane Delta in the Gulf of Mexico, with the potential risk of further impacts given the higher than average active hurricane season in the Gulf of Mexico.

On 6 October 2020, BHP signed a Membership Interest Purchase and Sale Agreement with Hess Corporation to acquire an additional 28 per cent working interest in Shenzi for US$505 million (subject to customary pre and post-closing adjustments). The acquisition is consistent with our strategy of targeting counter-cyclical acquisitions in high-quality producing or near producing assets, and will bring BHP’s working interest to 72 per cent. The effective date of the transaction is 1 July 2020 with an expected close by December 2020, subject to the satisfaction or waiver of customary and transaction-specific conditions.

Total petroleum production guidance for the 2021 financial year remains unchanged at between 95 and 102 MMboe. This will be updated to reflect the additional production from Shenzi once the transaction is closed and the impact of potential further weather events in the Gulf of Mexico during the December 2020 quarter.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	696	Achieved in CY20	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day.	First production achieved in July 2020, ahead of schedule and on budget. The drilling and completion activities of the remaining wells will continue to be progressed as part of planned asset activities.
Ruby (Trinidad & Tobago) 68.46% (operator)	283	CY21	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	On schedule and budget. The project is 39% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The project is 80% complete.

The Bass Strait West Barracouta project is on schedule and budget, and is expected to achieve first production in the 2021 calendar year.

BHP Operational Review for the quarter ended 30 September 2020	4

Petroleum exploration

Exploration and appraisal wells drilled during the September 2020 quarter are summarised below.

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status
Broadside-1	Trinidad & Tobago Block 3	Oil	Miocene	65% (BHP Operator)	20 August 2020	2,019 m	8,142 m(1)	Drilling ahead(1)

In Trinidad and Tobago, the Deepwater Invictus rig is drilling ahead on the Broadside-1 exploration well in the Southern licence.

In the US Gulf of Mexico, following Lease Sale 254, Blocks AC36, AC80 and AC81 in the western Gulf of Mexico were awarded in July 2020.

In the Gippsland Basin, we participated in a multi-client 3D seismic survey (non-operated)(2) that successfully completed in the September 2020 quarter. Evaluation of the data is ongoing.

Petroleum exploration expenditure for the September 2020 quarter was US$108 million, of which US$60 million was expensed. An approximately US$450 million exploration and appraisal program is being executed for the 2021 financial year.

BHP Operational Review for the quarter ended 30 September 2020	5

Copper

Production

	Sep Q20	Sep Q20 vs Sep Q19	Sep Q20 vs Jun Q20
Copper (kt)	413	(4%)	0%
Zinc (t)	34,398	68%	150%
Uranium (t)	874	(7%)	(14%)

Copper – Total copper production decreased by four per cent to 413 kt. Guidance for the 2021 financial year remains unchanged at between 1,480 and 1,645 kt.

For the September 2020 quarter, our Chilean assets operated with a reduction in their operational workforces of approximately 30 per cent (versus approximately 35 per cent in the June 2020 quarter) as a result of the comprehensive plan we have implemented for COVID-19. Our workforce are expected to remain at similar levels during the December 2020 quarter.

Escondida copper production decreased by three per cent to 285 kt, with continued strong concentrator throughput of 378 ktpd offset by lower cathode production. The operating environment remains challenging, with a high degree of uncertainty about the continued impacts from COVID-19 and expected absenteeism levels. Guidance for the 2021 financial year remains unchanged at between 940 and 1,030 kt, and reflects a decline in the copper grade of concentrator feed of approximately four per cent, and the need to continue to balance mine development and production requirements with processing capacity. Production is also likely to be affected in the 2022 financial year as a result of the COVID-19 impact of a reduced operational workforce leading to lower material movement in the 2021 financial year. Guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged.

Escondida’s Collective Agreement with Union N°2 of Supervisors and Staff expired on 30 September 2020. On 16 October 2020, Escondida successfully completed negotiations with Union N°2 of Supervisors and Staff and signed a new Collective Agreement, effective for 36 months from 1 October 2020.

Pampa Norte copper production decreased by 33 per cent to 43 kt, largely due to planned maintenance at Spence and the impact of a reduced operational workforce due to COVID-19 preventative measures. Guidance for the 2021 financial year remains unchanged at between 240 and 270 kt, and reflects the start-up of the Spence Growth Option, partially offset by expected grade decline of approximately seven per cent. Cerro Colorado is progressing in accordance with its plan to reduce throughput and costs to achieve improved cash returns and ensure viable mining operations for the remaining period of its current environmental licence, which expires at the end of the 2023 calendar year.

Olympic Dam copper production increased 47 per cent to 52 kt, the highest quarterly rate since the December 2015 quarter, supported by improved underground mine productivity and strong smelter performance. The physical replacement and commissioning of the refinery crane is scheduled to be completed in the March 2021 quarter. Guidance for the 2021 financial year remains unchanged at between 180 and 205 kt.

Antamina copper production decreased by eight per cent to 35 kt and zinc production increased by 68 per cent to 34 kt, reflecting lower copper head grades and higher zinc head grades, as well as the impacts of operating with a reduced workforce due to COVID-19 preventative measures. While operations have ramped up following a six-week COVID-19 related shutdown during the June 2020 quarter, Antamina continues to operate with a reduced workforce, which will impact material mined in the 2021 financial year. Guidance remains unchanged for the 2021 financial year, with copper production of between 120 and 140 kt, and zinc production of between 140 and 160 kt.

BHP Operational Review for the quarter ended 30 September 2020	6

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Spence Growth Option (Chile) 100%	2,460	FY21	New 95 ktpd concentrator is expected to increase payable copper in concentrate production by ~185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	On budget. First production is expected between December 2020 and March 2021. The overall project is 97% complete.

The Spence Growth Option is on track to achieve first production between December 2020 and March 2021. The commissioning of the desalination plant and capitalisation of the associated US$600 million lease (approximate) is on track to occur in the first half of the 2021 financial year.

At Olympic Dam, we continue to study options for expansion. Following more than 400 km of underground drilling associated with the Brownfield Expansion (BFX) project studies, we have improved knowledge of the ore body’s variability. This has provided challenges for the economics of the BFX project, and we have decided the optimal way forward for now is through targeted debottlenecking investments, plant upgrades and modernisation of our infrastructure. We will continue to study longer-term options for growth. Over the next two years, our focus will remain on completing our asset integrity program. This will underpin more stable operations and expected copper production of more than 200 ktpa. The long-term opportunity for Olympic Dam is unchanged, with our enhanced understanding of the resource in the Southern Mine Area and the promising results from Oak Dam providing strong foundations for unlocking the full growth potential of this asset.

BHP Operational Review for the quarter ended 30 September 2020	7

Iron Ore

Production

	Sep Q20	Sep Q20 vs Sep Q19	Sep Q20 vs Jun Q20
Iron ore production (kt)	66,040	8%	(1%)

Iron ore – Total iron ore production increased by eight per cent to 66 Mt (74 Mt on a 100 per cent basis). Guidance for the 2021 financial year remains unchanged at between 244 and 253 Mt (276 and 286 Mt on a 100 per cent basis).

WAIO achieved higher volumes reflecting record production at Jimblebar and strong performance across the supply chain. An uplift in car dumper reliability and performance has been enabled by the BHP Operating System and improved maintenance strategies. The ongoing program to improve productivity and provide a stable base for our tightly coupled supply chain has progressed well with the completion of a planned major maintenance campaign on car dumper three during the September 2020 quarter. Production in the December 2020 quarter is expected to be impacted by Mining Area C and South Flank major tie-in activity, and maintenance on car dumper four, scheduled to align with the tie-in activity.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015. Restart can occur when the filtration system is complete and Samarco has met all necessary safety requirements, and will be subject to final approval by Samarco’s shareholders.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
South Flank (Australia) 85%	3,061	Mid-CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	On schedule and budget. The overall project is 84% complete.

BHP and the Banjima people have established a Heritage Advisory Council to provide input into mine planning at South Flank. The consultation process continues in parallel with our construction program at South Flank, which remains on schedule.

BHP Operational Review for the quarter ended 30 September 2020	8

Coal

Production

	Sep Q20	Sep Q20 vs Sep Q19	Sep Q20 vs Jun Q20
Metallurgical coal (kt)	9,690	4%	(17%)
Energy coal (kt)	4,662	(17%)	(18%)

Metallurgical coal – Metallurgical coal production increased four per cent to 10 Mt (17 Mt on a 100 per cent basis). Guidance for the 2021 financial year remains unchanged at between 40 and 44 Mt (71 and 77 Mt on a 100 per cent basis), although we are monitoring for any potential impacts from restrictions on coal imports into China. With Blackwater back at full capacity at the end of the September 2020 quarter, volumes will be weighted to the second half of the financial year.

At Queensland Coal, strong underlying operational performance, including record truck and shovel stripping, was partially offset by planned major wash plant shutdowns at Blackwater, Goonyella, Saraji and Caval Ridge. Blackwater, Queensland Coal’s largest mine, was back at full capacity by the end of September 2020, following recovery from significant wet weather impacts in the March 2020 quarter.

Energy coal – Energy coal production decreased by 17 per cent to 5 Mt. Guidance for the 2021 financial year is under review due to the ongoing strike at Cerrejón.

NSWEC production was broadly unchanged at 4 Mt with significantly improved truck productivity offset by a higher average strip ratio. Guidance for the 2021 financial year remains unchanged at between 15 and 17 Mt, although we are monitoring for any potential impacts from restrictions on coal imports into China. As a result of tropical cyclones in south-eastern Asia, several shipments were delayed until early October 2020.

Cerrejón production decreased by 49 per cent to 1 Mt predominantly due to a strike that started on 31 August 2020. Guidance for the 2021 financial year of approximately 7 Mt is under review.

BHP Operational Review for the quarter ended 30 September 2020	9

Other

Nickel production

	Sep Q20	Sep Q20 vs Sep Q19	Sep Q20 vs Jun Q20
Nickel (kt)	22.2	3%	(7%)

Nickel – Nickel West production increased by three per cent to 22 kt, reflecting improved operational stability and strong performance from the new mines. Planned biannual maintenance at the Kalgoorlie Smelter and Kwinana Refinery was completed during the September 2020 quarter. Guidance for the 2021 financial year remains unchanged at between 85 and 95 kt.

Operations Services – The Operations Services team continues to grow, with over 3,300 permanent jobs now created in Australia, successfully accelerating safety, productivity and efficiency outcomes across WAIO, Queensland Coal and NSWEC. In October 2020, BHP committed 2,500 additional apprenticeship and traineeship positions which will be made available through the first two BHP FutureFit academies in Mackay in Queensland and Perth in Western Australia, over the next five years.

Potash project

Project and ownership	Investment US$M	Scope	Progress
Jansen Potash (Canada) 100%	2,972	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	Budget revised to fund the completion of the shafts. The project is 86% complete(i).

(i)	Project percentage completion rebased on US$2,972 million revised budget (previously US$2,700 million).

Following delays to completion of the shafts as a result of initial challenges with placement of the shaft lining, since rectified, and impacts from our COVID-19 response plan, the budget to fund the completion of the shafts has been increased by US$272 million in October 2020. The revised budget for the current scope of work is now US$3.0 billion.

Minerals exploration

Minerals exploration expenditure for the September 2020 quarter was US$44 million, of which US$27 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Mexico, Peru, Canada, South Australia and the south-west United States.

At Oak Dam in South Australia, the third phase of the exploration drilling program continues to deliver encouraging results. Further high grade mineralised intercepts of copper, with associated gold, uranium and silver, were confirmed. Multiple intervals ranging between 0.24 and 4.20 per cent copper were identified by laboratory assay results from 12 of the 14 drill holes, totalling 21,543 metres. For further details refer to Appendix 1. The exploration project will now be transferred to the Minerals Australia Planning and Technical team for assessment, and next stage resource definition drilling to inform future design is expected to commence in the first half of the 2021 calendar year.

In August 2020, BHP signed an agreement with Midland Exploration to undertake a nickel exploration alliance in north-eastern Quebec, Canada. The main objective of this agreement is to identify, test and develop high quality exploration targets towards the discovery of new significant nickel deposits.

In September 2020, BHP entered into an Option Agreement with Encounter Resources covering the 4,500 km2 prospective Elliott Copper Project in the Northern Territory, Australia. It provides BHP with the right, following the completion of a jointly designed validation program, to enter an earn-in and joint venture agreement to earn up to 75 per cent interest in Elliott by spending up to A$22 million over 10 years.

BHP’s acquisition of the Honeymoon Well tenements and a 50 per cent interest in the Albion Downs North and Jericho exploration joint ventures was also completed in September 2020. The Honeymoon Well increases Nickel West’s position in one of the world’s major Nickel sulphide provinces and the exploration joint ventures provide us with new access to prospective tenements. Several deposits are under consideration and are expected to be included in Nickel West long term plans in the future.

BHP Operational Review for the quarter ended 30 September 2020	10

Variance analysis relates to the relative performance of BHP and/or its operations during the September 2020 quarter compared with the September 2019 quarter, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2020 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	Well depth and status as at 30 September 2020.
(2)	Non-operated CGG, EP:4619.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 29 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2020 Annual Report and Form 20-F,. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the quarter ended 30 September 2020	11

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel and Company Secretary

Media Relations	Investor Relations

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BHP Operational Review for the quarter ended 30 September 2020	12

Production summary
	BHP interest	Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Petroleum (1)
Petroleum
Production
Crude oil, condensate and NGL (Mboe)		12,507	13,412	11,589	11,355	11,507	11,507	12,507
Natural gas (bcf)		100.4	88.7	80.7	89.8	90.9	90.9	100.4

Total (Mboe)		29,240	28,195	25,039	26,322	26,657	26,657	29,240

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	237.0	240.3	220.1	228.5	236.7	236.7	237.0
Antamina	33.8%	37.6	36.2	32.9	17.8	34.6	34.6	37.6

Total		274.6	276.5	253.0	246.3	271.3	271.3	274.6

Cathode (kt)
Escondida (3)	57.5%	55.9	68.4	69.6	65.5	47.9	47.9	55.9
Pampa Norte (4)	100%	63.9	60.0	64.3	54.5	42.5	42.5	63.9
Olympic Dam	100%	35.1	50.5	38.4	47.6	51.5	51.5	35.1

Total		154.9	178.9	172.3	167.6	141.9	141.9	154.9

Total copper (kt)		429.5	455.4	425.3	413.9	413.2	413.2	429.5

Lead
Payable metal in concentrate (t)
Antamina	33.8%	405	383	621	262	690	690	405

Total		405	383	621	262	690	690	405

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	20,454	22,483	31,789	13,736	34,398	34,398	20,454

Total		20,454	22,483	31,789	13,736	34,398	34,398	20,454

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	48,801	49,209	35,990	43,422	42,332	42,332	48,801
Olympic Dam (refined gold)	100%	43,205	35,382	33,235	34,150	36,608	36,608	43,205

Total		92,006	84,591	69,225	77,572	78,940	78,940	92,006

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,626	1,798	1,390	1,599	1,580	1,580	1,626
Antamina	33.8%	1,101	1,173	1,216	626	1,326	1,326	1,101
Olympic Dam (refined silver)	100%	245	203	241	295	157	157	245

Total		2,972	3,174	2,847	2,520	3,063	3,063	2,972

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	937	949	776	1,016	874	874	937

Total		937	949	776	1,016	874	874	937

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	405	527	491	243	284	284	405

Total		405	527	491	243	284	284	405

BHP Operational Review for the quarter ended 30 September 2020	13

Production summary
	BHP interest	Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,316	15,766	16,449	17,110	16,410	16,410	16,316
Area C Joint Venture	85%	12,620	12,727	12,179	13,973	11,889	11,889	12,620
Yandi Joint Venture	85%	17,827	14,857	17,491	19,087	17,666	17,666	17,827
Jimblebar (6)	85%	14,239	17,045	13,911	16,559	20,075	20,075	14,239
Wheelarra	85%	3	—	—	—	—	—	3
Samarco	50%	—	—	—	—	—	—	—

Total		61,005	60,395	60,030	66,729	66,040	66,040	61,005

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	6,905	8,723	6,869	9,078	7,365	7,365	6,905
BHP Mitsui Coal (8)	80%	2,453	2,201	2,353	2,536	2,325	2,325	2,453

Total		9,358	10,924	9,222	11,614	9,690	9,690	9,358

Energy coal
Production (kt)
Australia	100%	3,592	3,763	3,810	4,887	3,624	3,624	3,592
Colombia	33.3%	2,055	2,315	1,978	767	1,038	1,038	2,055

Total		5,647	6,078	5,788	5,654	4,662	4,662	5,647

Other
Nickel
Saleable production (kt)
Nickel West (9)	100%	21.6	13.7	20.9	23.9	22.2	22.2	21.6

Total		21.6	13.7	20.9	23.9	22.2	22.2	21.6

Cobalt
Saleable production (t)
Nickel West	100%	211	120	132	312	238	238	211

Total		211	120	132	312	238	238	211

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Production restated to include other nickel by-products.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the quarter ended 30 September 2020	14

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,409	1,427	926	1,231	1,305	1,305	1,409
NGL	(Mboe)	1,810	1,405	958	1,493	1,660	1,660	1,810
Natural gas	(bcf)	36.6	27.8	18.4	28.1	34.1	34.1	36.6

Total petroleum products	(Mboe)	9,319	7,465	4,957	7,408	8,648	8,648	9,319

North West Shelf
Crude oil and condensate	(Mboe)	1,337	1,376	1,266	1,260	1,215	1,215	1,337
NGL	(Mboe)	202	200	191	203	162	162	202
Natural gas	(bcf)	32.1	32.9	35.0	35.2	29.6	29.6	32.1

Total petroleum products	(Mboe)	6,889	7,059	7,287	7,334	6,310	6,310	6,889

Pyrenees
Crude oil and condensate	(Mboe)	979	934	917	971	837	837	979

Total petroleum products	(Mboe)	979	934	917	971	837	837	979

Other Australia (2)
Crude oil and condensate	(Mboe)	8	1	1	1	1	1	8
Natural gas	(bcf)	12.0	11.4	11.2	11.9	12.7	12.7	12.0

Total petroleum products	(Mboe)	2,008	1,901	1,874	1,987	2,118	2,118	2,008

Atlantis (3)
Crude oil and condensate	(Mboe)	2,759	3,525	2,769	2,223	2,421	2,421	2,759
NGL	(Mboe)	192	245	178	54	154	154	192
Natural gas	(bcf)	1.4	1.8	1.3	1.1	1.2	1.2	1.4

Total petroleum products	(Mboe)	3,184	4,070	3,170	2,456	2,775	2,775	3,184

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,096	1,202	1,272	1,297	1,211	1,211	1,096
NGL	(Mboe)	49	52	55	33	48	48	49
Natural gas	(bcf)	0.2	0.2	0.2	0.3	0.2	0.2	0.2

Total petroleum products	(Mboe)	1,178	1,287	1,355	1,374	1,292	1,292	1,178

Shenzi (3)
Crude oil and condensate	(Mboe)	1,345	1,671	1,645	1,584	1,395	1,395	1,345
NGL	(Mboe)	70	94	94	40	71	71	70
Natural gas	(bcf)	0.2	0.3	0.3	0.4	0.3	0.3	0.2

Total petroleum products	(Mboe)	1,448	1,815	1,791	1,686	1,516	1,516	1,448

Trinidad/Tobago
Crude oil and condensate	(Mboe)	175	166	97	72	102	102	175
Natural gas	(bcf)	17.9	14.2	14.0	12.8	12.8	12.8	17.9

Total petroleum products	(Mboe)	3,158	2,533	2,427	2,201	2,235	2,235	3,158

Other Americas (3) (4)
Crude oil and condensate	(Mboe)	185	230	344	198	212	212	185
NGL	(Mboe)	2	4	22	5	2	2	2
Natural gas	(bcf)	—	0.1	0.3	—	—	—	—

Total petroleum products	(Mboe)	187	251	412	209	214	214	187

Algeria
Crude oil and condensate	(Mboe)	889	880	854	690	711	711	889

Total petroleum products	(Mboe)	889	880	854	690	711	711	889

BHP Operational Review for the quarter ended 30 September 2020	15

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Petroleum (1)
Total production
Crude oil and condensate	(Mboe)	10,182	11,412	10,091	9,527	9,410	9,410	10,182
NGL	(Mboe)	2,325	2,000	1,498	1,828	2,097	2,097	2,325
Natural gas	(bcf)	100.4	88.7	80.7	89.8	90.9	90.9	100.4

Total	(Mboe)	29,240	28,195	25,039	26,322	26,657	26,657	29,240

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon. Minerva ceased production in September 2019.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the quarter ended 30 September 2020	16

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	101,026	100,057	107,268	75,062	83,357	83,357	101,026
Sulphide ore milled	(kt)	33,956	33,659	33,440	34,755	34,733	34,733	33,956
Average concentrator head grade	(%)	0.86%	0.87%	0.82%	0.81%	0.85%	0.85%	0.86%
Production ex mill	(kt)	245.0	246.1	230.0	236.8	243.9	243.9	245.0

Production
Payable copper	(kt)	237.0	240.3	220.1	228.5	236.7	236.7	237.0
Copper cathode (EW)	(kt)	55.9	68.4	69.6	65.5	47.9	47.9	55.9
- Oxide leach	(kt)	21.9	28.3	29.3	26.8	15.3	15.3	21.9
- Sulphide leach	(kt)	34.1	40.1	40.2	38.7	32.6	32.6	34.1

Total copper	(kt)	292.9	308.7	289.7	294.0	284.6	284.6	292.9

Payable gold concentrate	(troy oz)	48,801	49,209	35,990	43,422	42,332	42,332	48,801
Payable silver concentrate	(troy koz)	1,626	1,798	1,390	1,599	1,580	1,580	1,626

Sales
Payable copper	(kt)	222.2	248.3	212.0	221.0	237.1	237.1	222.2
Copper cathode (EW)	(kt)	52.3	70.6	65.9	72.1	46.5	46.5	52.3
Payable gold concentrate	(troy oz)	48,801	49,209	35,990	43,422	42,332	42,332	48,801
Payable silver concentrate	(troy koz)	1,626	1,798	1,390	1,599	1,580	1,580	1,626

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,071	18,102	18,710	15,734	12,618	12,618	15,071
Ore milled	(kt)	3,995	5,009	4,574	4,553	4,036	4,036	3,995
Average copper grade	(%)	0.54%	0.57%	0.54%	0.60%	0.66%	0.66%	0.54%

Production
Copper cathode (EW)	(kt)	16.4	13.8	20.4	16.9	15.8	15.8	16.4

Sales
Copper cathode (EW)	(kt)	14.5	15.8	18.3	18.7	14.6	14.6	14.5

Spence
Material mined	(kt)	21,040	23,132	23,304	24,082	18,260	18,260	21,040
Ore milled	(kt)	5,635	5,133	5,191	2,829	4,408	4,408	5,635
Average copper grade	(%)	0.95%	0.90%	0.87%	0.95%	1.10%	1.10%	0.95%

Production
Copper cathode (EW)	(kt)	47.5	46.2	43.9	37.6	26.7	26.7	47.5

Sales
Copper cathode (EW)	(kt)	46.7	44.3	44.8	41.0	24.1	24.1	46.7

BHP Operational Review for the quarter ended 30 September 2020	17

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	59,299	63,224	52,872	13,975	45,458	45,458	59,299
Sulphide ore milled (100%)	(kt)	13,121	13,637	12,906	6,736	13,202	13,202	13,121
Average head grades
- Copper	(%)	0.99%	0.96%	0.88%	0.91%	0.94%	0.94%	0.99%
- Zinc	(%)	0.80%	0.82%	1.09%	1.02%	1.30%	1.30%	0.80%

Production
Payable copper	(kt)	37.6	36.2	32.9	17.8	34.6	34.6	37.6
Payable zinc	(t)	20,454	22,483	31,789	13,736	34,398	34,398	20,454
Payable silver	(troy koz)	1,101	1,173	1,216	626	1,326	1,326	1,101
Payable lead	(t)	405	383	621	262	690	690	405
Payable molybdenum	(t)	405	527	491	243	284	284	405

Sales
Payable copper	(kt)	33.1	43.6	30.8	18.2	33.8	33.8	33.1
Payable zinc	(t)	20,196	23,808	31,007	11,680	32,769	32,769	20,196
Payable silver	(troy koz)	954	1,396	815	581	1,310	1,310	954
Payable lead	(t)	844	432	151	188	748	748	844
Payable molybdenum	(t)	173	400	531	223	392	392	173

Olympic Dam, Australia
Material mined (1)	(kt)	2,477	2,347	1,920	1,928	2,203	2,203	2,477
Ore milled	(kt)	2,200	2,153	2,178	2,416	2,443	2,443	2,200
Average copper grade	(%)	2.31%	2.36%	2.31%	2.17%	2.03%	2.03%	2.31%
Average uranium grade	(kg/t)	0.65	0.71	0.69	0.60	0.53	0.53	0.65

Production
Copper cathode (ER and EW)	(kt)	35.1	50.5	38.4	47.6	51.5	51.5	35.1
Payable uranium	(t)	937	949	776	1,016	874	874	937
Refined gold	(troy oz)	43,205	35,382	33,235	34,150	36,608	36,608	43,205
Refined silver	(troy koz)	245	203	241	295	157	157	245

Sales
Copper cathode (ER and EW)	(kt)	32.1	49.0	41.4	48.5	49.5	49.5	32.1
Payable uranium	(t)	778	638	702	1,293	859	859	778
Refined gold	(troy oz)	40,073	36,507	36,956	37,743	36,054	36,054	40,073
Refined silver	(troy koz)	250	202	259	270	222	222	250

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the quarter ended 30 September 2020	18

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	16,316	15,766	16,449	17,110	16,410	16,410	16,316
Area C Joint Venture	(kt)	12,620	12,727	12,179	13,973	11,889	11,889	12,620
Yandi Joint Venture	(kt)	17,827	14,857	17,491	19,087	17,666	17,666	17,827
Jimblebar (1)	(kt)	14,239	17,045	13,911	16,559	20,075	20,075	14,239
Wheelarra	(kt)	3	—	—	—	—	—	3

Total production	(kt)	61,005	60,395	60,030	66,729	66,040	66,040	61,005

Total production (100%)	(kt)	69,257	68,044	68,168	75,589	74,152	74,152	69,257

Sales
Lump	(kt)	14,785	15,982	15,617	17,252	17,056	17,056	14,785
Fines	(kt)	45,509	45,785	44,764	50,904	48,390	48,390	45,509

Total	(kt)	60,294	61,767	60,381	68,156	65,446	65,446	60,294

Total sales (100%)	(kt)	68,291	69,481	68,439	77,048	73,355	73,355	68,291

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	—

Sales	(kt)	—	—	—	—	—	—	—

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the quarter ended 30 September 2020	19

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,045	1,734	1,063	1,703	1,184	1,184	1,045
Goonyella	(kt)	1,489	2,662	1,963	2,651	2,312	2,312	1,489
Peak Downs	(kt)	1,423	1,386	1,339	1,635	1,487	1,487	1,423
Saraji	(kt)	1,214	1,325	1,025	1,399	817	817	1,214
Daunia	(kt)	556	579	447	588	490	490	556
Caval Ridge	(kt)	1,178	1,037	1,032	1,102	1,075	1,075	1,178

Total BMA	(kt)	6,905	8,723	6,869	9,078	7,365	7,365	6,905

Total BMA (100%)	(kt)	13,810	17,446	13,738	18,156	14,730	14,730	13,810

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,378	1,196	1,577	1,264	1,238	1,238	1,378
Poitrel	(kt)	1,075	1,005	776	1,272	1,087	1,087	1,075

Total BHP Mitsui Coal	(kt)	2,453	2,201	2,353	2,536	2,325	2,325	2,453

Total Queensland Coal	(kt)	9,358	10,924	9,222	11,614	9,690	9,690	9,358

Total Queensland Coal (100%)	(kt)	16,263	19,647	16,091	20,692	17,055	17,055	16,263

Sales
BMA
Coking coal	(kt)	6,558	7,179	6,417	7,547	6,187	6,187	6,558
Weak coking coal	(kt)	634	971	644	1,040	977	977	634
Thermal coal	(kt)	94	30	224	183	58	58	94

Total	(kt)	7,286	8,180	7,285	8,770	7,222	7,222	7,286

BHP Mitsui Coal (2)
Coking coal	(kt)	741	596	667	778	671	671	741
Weak coking coal	(kt)	1,832	1,504	1,691	1,756	1,545	1,545	1,832

Total	(kt)	2,573	2,100	2,358	2,534	2,216	2,216	2,573

Total Queensland Coal	(kt)	9,859	10,280	9,643	11,304	9,438	9,438	9,859

Total Queensland Coal (100%)	(kt)	17,145	18,459	16,928	20,074	16,660	16,660	17,145

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.
NSW Energy Coal, Australia
Production	(kt)	3,592	3,763	3,810	4,887	3,624	3,624	3,592

Sales
Export thermal coal	(kt)	3,075	3,952	3,403	4,871	3,168	3,168	3,075
Inland thermal coal	(kt)	567	—	—	—	—	—	567

Total	(kt)	3,642	3,952	3,403	4,871	3,168	3,168	3,642

Cerrejón, Colombia
Production	(kt)	2,055	2,315	1,978	767	1,038	1,038	2,055

Sales thermal coal - export	(kt)	2,069	2,261	2,028	1,143	994	994	2,069

BHP Operational Review for the quarter ended 30 September 2020	20

Production and sales report
		Quarter ended					Year to date
		Sep 2019	Dec 2019	Mar 2020	Jun 2020	Sep 2020	Sep 2020	Sep 2019
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	43.7	31.5	42.8	60.2	64.4	64.4	43.7
Average nickel grade	(%)	18.3	17.3	15.8	16.5	15.8	15.8	18.3

Leinster
Nickel concentrate	(kt)	67.2	56.6	57.8	72.0	66.2	66.2	67.2
Average nickel grade	(%)	10.0	8.6	9.8	10.2	9.0	9.0	10.0

Saleable production
Refined nickel (1) (2)	(kt)	17.4	11.1	16.6	20.5	17.3	17.3	17.4
Intermediates and nickel by-products (1) (3)	(kt)	4.2	2.6	4.3	3.4	4.9	4.9	4.2

Total nickel (1)	(kt)	21.6	13.7	20.9	23.9	22.2	22.2	21.6

Cobalt by-products	(t)	211	120	132	312	238	238	211

Sales
Refined nickel (1) (2)	(kt)	17.0	10.6	16.8	19.7	17.1	17.1	17.0
Intermediates and nickel by-products (1) (3)	(kt)	5.7	2.7	2.9	4.2	4.6	4.6	5.7

Total nickel (1)	(kt)	22.7	13.3	19.7	23.9	21.7	21.7	22.7

Cobalt by-products	(t)	212	131	132	312	238	238	212

(1)	Production and sales restated to include other nickel by-products.
(2)	High quality refined nickel metal, including briquettes and powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the quarter ended 30 September 2020	21

Appendix 1

Project Status Update

Between November 2019 and June 2020, a 14 diamond hole follow-up program totalling 21,542.5 metres was completed at Oak Dam, located 65 kilometres to the south east of BHP’s operations at Olympic Dam in South Australia (Figure 1). Figure 2 describes the location of the phase three new drilling and Figure 3 shows the new drilling on cross sections.

Laboratory assay results confirm further mineralised intercepts of copper with associated gold, uranium and silver metals, as per the table below, with further detail included within this appendix.

Table 1: Summary of laboratory assay results showing mineralised intercepts of copper with associated gold, uranium and silver.

Hole ID	From	To	Length(i) m	Cu %	Au g/t	U3O8 ppm	Ag g/t
AD27W4	1243	1392	149	1.30	0.62	265	4.10
including	1281	1299	18	2.01	0.69	318	5.11
AD29W1	1734	1854	120	0.95	0.47	222	2.50
including	1789	1821	32	2.00	1.05	365	5.65
AD30W1	1190	1502	312	2.14	0.55	390	3.14
including	1343	1502	159	2.57	0.69	550	3.50
AD30W3	1609	1803	194	0.81	0.25	327	1.06
AD31	1398	1568	170	0.62	0.09	39	1.06
AD31W1	1194	1252	58	0.38	0.07	25	2.44
AD31W2	1140	1333	193	0.87	0.09	27	2.67
AD32	1529	1643	114	1.64	0.58	214	4.66
including	1566	1643	77	1.95	0.67	250	5.18
AD32W1	1664	1733	69	1.19	0.38	143	3.14
AD32W2	2008	2323	315	1.05	0.56	252	2.94
including	2008	2066	58	2.49	1.21	398	9.48
AD33	1055	1174	119	1.17	0.12	140	4.37
including	1056	1112	56	1.84	0.14	203	5.79

(i)	Not true widths.

Geology and Mineralisation

Phase three drilling continues to confirm IOCG-style alteration and mineralisation described previously (BHP Copper Exploration Update(1) dated 27 November 2018 and BHP Operational Review dated 17 October 2019(2)), with a core of barren hematite-quartz breccias approximately central to the gravity anomaly, surrounded by high-grade chalcocite and bornite mineralisation, which grades outwards to more dominant chalcopyrite and pyrite mineralisation, towards the contact with the host rocks. The simplified geology is shown in three representative cross sections in Figure 3.

Further Work

BHP continues to evaluate the results reported to date to inform the next phase of work expected to begin in the first half of the 2021 calendar year.

(1)	https://www.bhp.com/media-and-insights/news-releases/2018/11/bhp-copper-exploration-program-update
(2)	https://www.bhp.com/-/media/documents/media/reports-and-presentations/ 2019/191017_bhpoperationalreviewforthequarterended30september2019.pdf?la=en

BHP Operational Review for the quarter ended 30 September 2020	22

Figure 1: Location map of project within EL 5941.

Table 2: Drill hole collar locations and depths in Geocentric Datum of Australia (GDA 94, zone 53).

Hole ID	Type	Easting (m)	Northing (m)	RL (m)	Starting depth (m)	Ending depth (m)
AD27W4	wedge	710821	6571048	167	552	2176.1
AD29	parent	710694	6570517	167	0	1107.7
AD29W1	wedge	710694	6570517	167	550	2130.9
AD30	parent (abandoned)	710109	6571733	183	0	800.3
AD30W1	parent (redrill)	710109	6571733	183	598	1843.1
AD30W2	wedge	710109	6571733	183	728	1887.6
AD30W3	wedge	710109	6571733	183	706.5	2074.3
AD31	parent	712168	6571875	148	0	2350.1
AD31W1	wedge	712168	6571875	148	745	2227.3
AD31W2	wedge	712168	6571875	148	701.3	2273.2
AD32	parent	709850	6571142	183	0	2287.1
AD32W1	wedge	709850	6571142	183	731.4	2503.4
AD32W2	wedge	709850	6571142	183	700	2470.3
AD33	parent	710650	6572596	168	0	1423.3

BHP Operational Review for the quarter ended 30 September 2020	23

Figure 2: Drill hole traces projected to surface and cross section locations displayed on high resolution ground gravity.

Figure 3: Representative cross-sections showing simplified geology and down hole Cu assays.

BHP Operational Review for the quarter ended 30 September 2020	24

Table 3: Length and density weighted mineralised intercepts for phase three drilling reported as apparent (down hole) widths. The complete breakdown of each reported intersection is shown and includes high and low grade intervals to demonstrate grade. Intervals with assays not reported here have <0.2% Cu. Reported mineralised intervals contain no more than ten consecutive meters of <0.2% Cu.

Hole ID	From	To	Length m	Cu %	Au g/t	U3O8 ppm	Ag g/t	SG
AD31	1196	1278	82	0.50	0.06	48	1.09	2.78

	1330	1358	28	0.98	0.16	53	1.38	3.10

	1398	1621	223	0.54	0.08	41	0.91	2.88

	1398	1568	170	0.62	0.09	39	1.06	2.90

	1568	1621	53	0.32	0.05	49	0.53	2.85

	1965	2073	108	0.32	0.09	189	2.98	3.21

	2308	2324	16	1.15	0.12	50	1.14	2.98

AD31W1	1194	1252	58	0.38	0.07	25	2.44	2.82

	1194	1224	30	0.49	0.09	17	3.33	2.78

	1224	1252	28	0.26	0.06	33	1.51	2.87

	1278	1360	82	0.44	0.06	30	1.24	2.89

	1372	1400	28	0.27	0.03	17	0.73	2.79

	1410	1446	36	0.36	0.06	19	1.38	2.80

AD32	1529	1643	114	1.64	0.58	214	4.66	3.19

	1529	1566	37	0.94	0.37	134	3.50	3.02

	1566	1643	77	1.95	0.67	250	5.18	3.27

	1986	2102	116	0.93	0.36	226	1.68	3.72

	1986	2010	24	2.15	0.77	394	3.80	3.93

	2010	2068	58	0.71	0.29	221	1.08	3.84

	2068	2102	34	0.36	0.16	97	1.09	3.37

AD30W1	1190	1502	312	2.14	0.55	390	3.14	3.65

	1190	1328	138	1.73	0.41	196	2.94	3.35

	inc. 1303	1328	25	2.44	0.77	360	4.07	3.71

	1328	1343	15	0.42	0.16	141	0.17	3.01

	1343	1502	159	2.57	0.69	550	3.50	3.96

	inc. 1343	1398	55	4.20	0.95	622	6.22	4.27

	inc. 1412	1424	12	4.06	0.55	2089	6.55	4.14

	inc. 1438	1464	26	2.79	0.55	430	3.15	4.10

	1568	1624	56	0.41	0.43	54	3.45	2.90

	1706	1772	66	0.32	0.02	26	0.46	2.94

AD32W1	1664	1733	69	1.19	0.38	143	3.14	3.02

	1664	1697	33	0.88	0.46	120	2.95	3.00

	1697	1719	22	1.75	0.24	187	3.74	3.05

	1719	1733	14	1.01	0.39	126	2.63	3.03

	1836	1851	15	1.06	0.84	422	1.08	2.95

	2020	2048	28	1.63	0.19	286	2.44	3.32

	inc. 2022	2037	15	2.49	0.20	233	4.36	3.21

	2060	2070	10	0.50	0.13	149	0.15	3.31

	2084	2297	213	0.72	0.20	108	0.95	3.24

	2084	2144	60	0.41	0.16	162	0.40	3.21

	2144	2297	153	0.85	0.24	115	1.39	3.25

	inc. 2173	2201	28	1.48	0.34	89	3.14	3.26

	2384	2419	35	0.98	0.48	196	1.56	3.58

BHP Operational Review for the quarter ended 30 September 2020	25

Hole ID	From	To	Length m	Cu %	Au g/t	U3O8 ppm	Ag g/t	SG
AD30W3	1083	1133	50	0.61	0.01	16	2.23	2.87

	1256	1278	22	0.86	0.34	71	3.29	3.12

	1609	1803	194	0.81	0.25	327	1.06	3.45

	1826	1849	23	0.31	0.05	39	0.12	2.79

	1878	1910	32	0.63	0.27	60	1.30	2.99

AD31W2	1140	1333	193	0.87	0.09	27	2.67	2.88

	1364	1423	59	0.51	0.10	85	1.09	3.09

	1510	1695	185	0.54	0.08	45	6.61	2.93

	1844	1911	67	0.28	0.06	38	0.64	2.92

AD32W2	1459	1590	131	1.33	0.48	146	4.52	3.24

	1459	1552	93	1.65	0.57	206	4.83	3.32

	inc. 1476	1544	68	1.81	0.60	218	4.27	3.33

	inc. 1501	1544	43	2.04	0.65	247	4.79	3.38

	1552	1590	38	0.50	0.17	85	2.11	3.04

	1619	1704	85	1.24	0.52	264	3.46	3.06

	2008	2323	315	1.05	0.56	252	2.94	3.50

	2008	2066	58	2.49	1.21	398	9.48	3.82

	2066	2147	81	0.99	0.43	377	2.46	3.42

	2147	2323	176	0.54	0.38	141	0.76	3.42

	2349	2365	16	1.12	0.34	192	2.44	3.49

AD29W1	821	2025	1204	0.43	0.19	107	2.30	3.40

	821	835	14	1.36	0.13	407	5.32	3.25

	835	988	153	0.39	0.06	104	1.21	3.65

	1010	1041	31	0.43	0.03	106	16.10	3.54

	1099	1111	12	0.61	0.07	31	5.97	3.33

	1378	1421	43	0.43	0.44	116	3.16	3.17

	1479	1708	229	0.66	0.25	158	1.23	3.63

	inc. 1663	1708	45	0.93	0.28	242	0.72	3.98

	1734	1854	120	0.95	0.47	222	2.50	3.71

	inc. 1789	1821	32	2.00	1.05	365	5.65	3.78

	1881	1951	70	0.38	0.42	116	1.95	3.29

	1979	2025	46	0.48	0.56	161	0.81	3.17

AD27W4	1243	1392	149	1.30	0.62	265	4.10	3.47

	1243	1262	19	1.94	0.82	242	7.89	3.69

	1262	1281	19	1.03	0.51	233	2.83	3.77

	1281	1299	18	2.01	0.69	318	5.11	3.64

	1299	1330	31	1.57	0.49	316	5.12	3.52

	1330	1392	62	0.80	0.64	239	2.34	3.25

	1431	1492	61	0.67	0.32	90	2.52	3.12

	1502	1581	79	0.31	0.14	59	0.75	3.22

	1502	1527	25	0.45	0.24	74	1.33	3.33

	1527	1581	54	0.24	0.09	52	0.46	3.16

	1596	1712	116	0.45	0.36	226	2.07	3.15

	1596	1667	71	0.30	0.22	102	1.30	3.09

	1667	1683	16	1.12	0.67	807	4.98	3.46

	1683	1712	29	0.39	0.50	171	2.16	3.12

BHP Operational Review for the quarter ended 30 September 2020	26

Hole ID	From	To	Length m	Cu %	Au g/t	U3O8 ppm	Ag g/t	SG
AD27W4	1765	2037	272	0.82	0.24	125	1.24	3.67

	1765	1921	156	0.52	0.24	125	1.24	3.47

	1921	2009	88	1.35	0.68	304	3.02	4.06

	2009	2037	28	0.56	0.48	171	0.74	3.52

	2098	2169	71	0.43	1.10	145	1.02	3.29

AD33	1055	1174	119	1.17	0.12	140	4.37	3.13

	1055	1112	57	1.82	0.14	201	5.76	3.10

	1112	1174	62	0.58	0.14	203	5.79	3.16

	1195	1205	10	0.43	0.01	132	2.54	3.20

Drilling Techniques

•	All drilling was diamond drilling from surface.

•

Parent holes were collared in HWT to a depth of 6m and continued in PQ until the Tregalona Shale unit in the post mineral cover (between 100 m and 150 m downhole depth). From the Tregalona Shale, drilling continued in HQ to the depth chosen to begin navigational drilling. Navigational drilling was completed on the parent hole (and subsequent wedges) to setup for one to two wedges off parents AD29, AD31, AD30 and AD32. AD27W4 was wedged off AD27 parent hole from the previous drilling campaign. AD33 was drilled from surface without navigational drilling.

•	Directional surveys using a north-seeking gyroscope were completed on each hole inside the NQ2 rods.

Location of data points

•	All drill hole collar locations (historic and recent) have been surveyed with Trimble R8s and manually entered into acQuire database.

•	All coordinates provided are measured and provided in Geocentric Datum of Australia 1994 (GDA94 Zone 53).

Geological Logging

•	100% of new drill holes were logged in qualitative detail for the basement rocks.

•	The following observations were recorded: lithology composition and texture, alteration minerals and sulphide distribution.

•	Structural measurements have been recorded from orientated core measuring alpha and beta angles of structures of interest.

•	Core was photographed both wet and dry.

•	Geotechnical logging for rock-quality designation, micro-defects and rock classification commenced during the phase three drilling program.

Sampling Techniques

•	Sample recoveries are visually estimated to be >97%.

•	Sample loss is not considered material to reported grades.

•	Diamond core was split by core saw, with half the core submitted for assay and the other half stored in trays at Olympic Dam. Samples are submitted as 1 m or 2 m intervals.

•	Specific gravity measurements were taken for all assayed samples.

•

6-8 kg samples were submitted to an analytical laboratory for final drying, staged crushing to 2 mm, splitting to approximately 3 kg portion, followed by pulverisation to 90% passing 75 micron particle size pulp.

•	Duplicate samples were collected at each preparation stage where a reduction in sample mass occurred.

BHP Operational Review for the quarter ended 30 September 2020	27

Quality of assay data and laboratory tests

•	All samples were submitted to Intertek/Genalysis Laboratory in Adelaide.

•

All new drill holes reported here were analysed for Cu, Ag, As, Bi, Co, Zn, Ni, Pb, Al, Ca, Cr, Fe, K, Mg, Mn, Na, P, Sc, Si, Ti, V, Ba, Mo, Sb, Sr, U, Y, Zr, Au, S, Ce, La, using 3-acid digest, total fusion, fire assay and induction furnace digestions followed by ICP-OES/MS or infrared methods.

•	Three acid digestion followed by ICP-OES/MS was used to measure Cu, Ag, As, Co, Zn, Ni, Pb.

•	Lithium borate fusion followed by ICP-OES/MS was to measure Al, Ca, Bi, Cr, Fe, K, Mg, Mn, Na, P, Sc, Si, Ti, V, Ba, Mo, Sb, Sr, U, Y, Zr.

•

Comparative analysis between four and three acid digest methods, for a reduced suite of thirty-three elements, demonstrates that equally accurate and representative geochemistry and characterisation of the mineral system, was possible compared to the four acid digest method and sixty-three element suite, reported previously (BHP Exploration Results Update dated 27 November 2018).

•	25 g fire assay with an ICP-OES finish was used to measure Au.

•	Induction furnace combustion followed by infrared analyser was used to measure C and S.

•

Quality control samples consisted of duplicates (1:25), analytical blanks (1:50) and certified standards (1:25). QC results reviewed when results are received, all performed within acceptable accuracy and precision limits.

Verification of sampling and assaying

•

Significant intersections were validated via visual re-inspection of drill core, followed up by optical microscopy by BHP personnel not involved with the initial geological logging of the drill core. There has been no adjustments to the assay data that is electronically uploaded to the database from the commercial laboratory.

•	All drill hole data is managed internally using computerised geological logging, a comprehensive SQL server relational database, and strict validation rules.

•	The database has a security model which requires user access to have supervisor approval. The database is backed up regularly by standard backup procedures.

•	No twinned holes have been drilled.

Sample security

•

A reconciliation is completed between the sampling request and drilling plods to ensure that any lost core is accurately recorded prior to sampling. Sample numbers are automatically generated directly from the database once the sampling request is visually validated against the drill core. Laboratory sample receipt is recorded in the database. The laboratory reconciles samples received against samples requested on the assay request sheet.

Audits or reviews

•	The drill hole database is structured and controlled in the same way as the Olympic Dam database which has been independently audited.

Orientation of data in relation to geological structure

•	Mineralisation at this stage is still not well defined as per the irregular nature in IOCG-type deposits.

•

New holes have been angled approximately northwest-southeast to east-west, drilled from outside of the centre of the hydrothermal system, aiming to test the eastern and western contacts with the host rock.

Data aggregation methods

•	All intersections are length and density weighted represented in apparent (downhole) widths, true widths of intersections are unknown.

•	There is insufficient drilling to provide any mineral inventory estimate (including Exploration Target).

BHP Operational Review for the quarter ended 30 September 2020	28

Mineral tenement and land tenure status

•	The project is located within the Exploration Licence 5941 (EL5941), 100% owned by BHP.

•	EL5941 was successfully renewed in February 2019 within the current five year term, which expires on 21 February 2022, when a subsequent application will be lodged.

•	EL5941 is in ‘good standing’ with recent historic minimum expenditure met or exceeded.

Exploration done by other parties

•	The project has a long exploration history, dating back to 1976 by Western Mining Corporation and BHP.

•	All drilling information prior to 2018 has not been through the same quality control and processes described in this release and uncertainties exist in respect to the survey (dip, azimuth).

•	Historic drill holes have been re-sampled using the same methodologies and processes as the 2018 drill holes.

‘The information in the report to which this statement is attached that relates to Exploration Results is based on information compiled by Dr Kathy Ehrig, a Competent Person who is a Member of The Australasian Institute of Mining and Metallurgy (FAusIMM(CP)). Dr Ehrig is a full-time employee of BHP. Dr Ehrig has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Dr Ehrig consents to the inclusion in the report of the matters based on her information in the form and context in which it appears.’

BHP Operational Review for the quarter ended 30 September 2020	29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 20, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary